Exhibit (e)(44)

The National Holdings Corporation Director’s Severance Policy for Non-Executive

Management Members of the Board

If a Director has served at least three years and resigns from the Board before the end of his then current term, he shall receive a payment of $30,000 for each full year of his unfinished term (he will not be entitled to this payment with respect to the year in which he resigns). Each such payment shall be made immediately following the Annual Meeting of Stockholders relating to the year in which he is not serving as Director. All Directors who have served at least two years, do not resign during their term, and are not renominated to the Board shall receive a payment of $30,000 to be paid immediately following the Annual Meeting of Stockholders at which he was not renominated. A Director shall not be entitled to either of these payments if he leaves the Board by reason of death, disability or cause.